Exhibit 99.2

INVESTORS MEETING NASDAQ & TASE: KMDA May 2023

FORWARD LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include the 2023 financial guidance, the information on the slide titled : “Company’s Growth Catalysts Driving Financial Results,” projected future royalties from Takeda for Glassia, success of the inhaled AAT clinical study, its benefits and potential market size, success of the U . S . plasma collection expansion and revenue potential, and success in launching new products in the Israeli distribution business segment . These statement involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the prospected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, the progress and results of any clinical trials, the introduction of competing products, the continued market acceptance of Kamada’s commercial products portfolio, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 202 2 Annual Report on Form 20 - F (filed on March 15 , 202 3 ) as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable securities laws . You should not place undue reliance on any forward - looking statement and should consider the uncertainties and risks noted above, as well as the risks and uncertainties more fully discussed under the heading “Risk Factors” of Kamada’s 202 2 Annual Report on Form 20 - F (filed on March 15 , 202 3 ) as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . 2 Kamada / May 2023

6 FDA approved products ; global commercial network selling in over 30 countries 2023 revenues guidance of $138M - $146M; EBITDA of $22M - $26M; rapidly growing; positive cash - flow; strong balance sheet Multiple growth drivers with limited downside ri sk and significant upside potential KAMADA HIGHLIGHTS 6 3 Kamada is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions The company is a leader in the specialty plasma - derived field focused on diseases of limited treatment alternatives The company is advancing an innovative development pipeline targeting areas of significant unmet medical need Kamada / May 2023

FINANCIAL GROWTH TRAJECTORY Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses 4 104 129 138 - 146 2021 2022 2023 Revenues US$M 6 18 22 - 26 2021 2022 2023 EBITDA US$M 2023 represents annual guidance 2023 represents annual guidance Kamada / May 2023 Solid First Quarter Results and Expected Continued Momentum Anticipated to Drive Full - Year 2023 EBITDA Growth of Over 30% Year - over - Year

$60M STRATEGIC INVESTMENT BY FIMI 5 Kamada / May 2023 • Proceeds from the private placement are expected to be used to accelerate the growth of the Company’s existing business and execution of strategic business development opportunities • Approximately 12.6 million ordinary shares at a price of $4.75 per share. Represents the average closing price of the Company’s shares on NASDAQ during the 20 trading days prior to the date of the agreement • Upon the closing of the transaction, FIMI is expected to beneficially own approximately 38% of Kamada’s outstanding ordinary shares and will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999. . • Announcing a strategic share purchase agreement with FIMI Opportunity Funds , the leading private equity firm in Israel and an existing significant Kamada shareholder to purchase $60 million of the Company ordinary ’s shares in a private placement

FDA - APPROVED S PECIALITY PLASMA PRODUCTS; KEY FOCUS ON TRANSPLANTATION & RARE CONDITIONS 6 Kamada / May 2023 KEDRAB/KAMRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin Intravenous (Human)] Prophylaxis of cytomegalovirus disease associated with transplantation HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplantation WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of immune thermobocytopunic purpura (ITP) & suppression of Rh isoimmunization (HDN) GLASSIA® [Alpha1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD) VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patient groups

STRATEGIC ENTRY INTO THE U.S. PLASMA COLLECTION MARKET Kamada Plasma was established in Q1 20 21 through the acquisition of an FDA - licensed plasma collection center in Texas, focusing on collecting hyper - immune plasma for specialty IgG’s o Strategic transaction which advances Kamad a ’s objective to evolve into a fully integrated specialty plasma company, enhancing self - supply for our hyperimmune products o Planning to open additional centers in the US, collecting hyper - immune plasma as well as normal source plasma (NSP) o Average annual revenues of a mature collection center ranges between $8M - $10M 7 Kamada / May 2023

• Non - Invasive, at - home treatment. Expected better ease of use and quality of life for AATD patients than current IV SOC • Most effective mode of treatment for delivering therapeutic amounts of AAT directly into the airways • Studied in more than 200 individuals to date, with an established safety profile • Demonstrated positive effect on lung function (FEV 1 ) decline in a previous placebo - controlled study • Only 1 / 8 th of the IV AAT dosing, more cost - effective ; Favorable market access landscape • The leading new innovative AATD treatment in advanced clinical stage (Ph - 3 ) • Enrolled 60 patients to date (May 2023 ) • Substantial opportunity in over a $ 1 billion market 8 Kamada / March 2023 Global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial to test the safety and efficacy of inhaled AAT in patients with AATD. Study design meet FDA and EMA’s requirements INHALED AAT PHASE 3 PIVOTAL STUDY

Q1 SUMMARY OF FINANCIAL DATA Details Q1/2023 Q1/ 20 22 US $ M 24.1 23.0 PROPRIETARY 6.6 5.1 DISTRIBUTION 9% YoY increase. 30.7 28.1 TOTAL REVENUES 11.8 11.3 GROSS PROFIT 39% 40 % GROSS MARGIN (11.6) (11.1) OPEX Amortization ($1.8M) & finance costs on LT liabilities ($1.8) (1.8) (1.8) NET PROFIT 16% YoY increase (Exc. excess severance EBITDA - $4.4M (33% YoY) 3.8 3.3 EBITDA 27 22 CASH Including acquisition related intangible assets ($141.5M) 317 304 ASSETS 5 - year term loan (16) (20) BANK LOAN Acquisition related contingent liabilities (85) (84) CONTINGENT LIABILITIES (175) (175) EQUITY 9 Kamada / May 2023 16% increase in EBITDA compared to Q1/2022

KAMADA INVESTMENT HIGHLIGHTS 10 Kamada / May 2023 A global leader; focused on areas of limited treatment alternatives Financially stable; profitable; cash - generating; continued double digit growth 6 FDA approved products with significant worldwide growth potential Leading innovative product for AAT Deficiency in late stage development; Targeting a market of over $1B Significant upside potential with limited downside

May 202 3 THANK YOU WWW.KAMADA.COM